

Mail Stop 3561

August 21, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Joey Schwartz
Chief Financial Officer
Environmental Solutions Worldwide, Inc.
335 Connie Cr.
Concord Ontario Canada L4K 5R2

> **Re: Environmental Solutions Worldwide, Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **File No. 000-30392**

Dear Mr. Schwartz:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the Year Ended December 31, 2006

Item 6. Management's Discussion and Analysis

Liquidity and Capital Resources, page 27

1.   Refer to your discussion of the uncertainty that exists about the Company's ability to continue as a going concern (Footnote 1, page F-6). Given the nature and significance of these facts and circumstances, please revise to provide similar disclosure in your discussion of liquidity and capital resources. Specifically address the implications of the working capital deficiency as well. Our comment also applies to the interim disclosures in your Form 10-QSB.

2.   Please revise your paragraph on page 41 for consistency with the current year adoption of SFAS 123(R). Specifically, it appears you have not revised this section for the adoption of SFAS 123 (R) as you state you "have not yet determined the impact on our consolidated financial statements of adopting SFAS 123R." In this regard, when you elect to carry forward narratives from prior periods, please edit and update these narratives to reflect events and circumstances that have occurred in the intervening period. The current presentation is confusing.

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

3.   Upon resolution of all comments, please file an amended Form 10-KSB to include an audit report covering all years an income statement, statement of stockholders' deficit, and statement of cash flows is presented. The report currently included does not cover fiscal year 2005.

Consolidated Statements of Operations, page F-3

4.   Impairment losses associated with long-lived assets should be included in the operating section of the income statement pursuant to paragraph 25 of SFAS 144. Please reclassify the write-down of property, plant and equipment and patents accordingly. Further, items such as interest expense (Interest on Convertible Debentures and Interest on Notes Payable) are generally considered to be non-operating expenses. Your attention is invited to Rule 5-03 (b) (7), (8) and (9) of Regulation S-X for guidance. Please revise or tell us why the interest expense on these particular obligations qualifies as an operating item.

Consolidated Statements of Cash Flows, page F-5

5.   Please revise your presentation of changes in property, plant, and equipment from net to gross presentation. Refer to the guidance in paragraph 13 of SFAS 95.

Note 1 – Nature of Business and Basis of Presentation, page F-6

6.   Refer to paragraphs three and four of this footnote. You state that the financial statements have been prepared in conformity with GAAP, "which contemplates continuation of the company as a going concern." You also state that the company "has sustained continuing operating losses" and that your present lack of a sufficient source of income "creates uncertainty about your ability to continue as a going concern." You describe management's plans in regard to these matters and you disclose that the financial statements "do not include any adjustments . . . that might be necessary should the Company be unable to continue as a going concern for a reasonable period of time." Your remarks, which appear to be appropriate in light of your financial condition, substantially repeat those phrases that appear in the explanatory paragraph of an auditor's report that addresses an entity's ability to continue as a going concern. Refer to AU Section 341 of the Codification of Statements on Auditing Standards for guidance. In light of these disclosures, please explain how your auditor's report is consistent with your footnote disclosures.

Note 2 – Significant Accounting Policies

Earnings/(Loss) per Common Share, page F-7

7.   Please revise your disclosure to explicitly state the number of common stock equivalents excluded from the computation of diluted earnings (loss) per share when their effect is antidilutive for each year an income statement is presented. If no common stock equivalents were antidilutive in a given year, so state. Refer to paragraph 40 (c) of SFAS 128. In this regard, you may wish to relocate and cross-reference or repeat the related disclosures presented in the first full paragraph on page F-18.

Note 10 – Convertible Debentures, page F-13

8. We note that the warrant agreement related to the convertible debentures issued in September 2004 provides that, should you, at any time after the date the warrants are first issued, sell additional shares of common stock or equivalents below the then-current exercise price in a private placement or in other specific circumstances, you would be required to reduce the current exercise price of the warrant accordingly. We also note that this is apparently why the warrant exercise price was reduced to $0.85 from $1.00 on April 21, 2005.   Please tell us more about whether and how the adjustable nature of the warrant was considered upon initial valuation of the warrant and upon reduction of the exercise price in fiscal 2005. Explain how the value of the adjustment was measured, accounted for and reported in your financial statements and indicate your basis in GAAP for your accounting. We may have additional comments upon review of your response.

9. It appears, from the schedules presented on page F-19 of the Form 10-KSB and on page F-17 of the Form 10-QSB, that no warrants of any kind were issued subsequent to December 31, 2005. If our understanding is not correct, please quantify and describe any such warrants, including their exercise price. With regard to other equity issuances, we note that shares were issued in payment of interest on these securities. Your warrant agreement indicates that shares issued in conversion of these debentures would not cause the exercise price of the warrants to be reduced. However, we note no specific mention of shares issued in payment of interest. In this regard, we particularly note the "fair market value" of these shares (as determined under the agreement). Please explain why these share issuances did not cause the exercise price of the warrants to be reduced. We may have further comment upon review of your response.

Note 13 – Stock Option and Warrant Grants, page F-16

10. Please review the disclosure "… no compensation cost related to the Company's non-qualified stock option plan is recognized as options are issued for no less than 100% of fair market value on date of grant." Specifically, we note that you have disclosed your change in accounting policy in Note 3. Please clarify that you are describing the accounting policy you applied prior to the adoption of SFAS 123(R), effective January 1, 2006.

Form 10-QSB for the Quarterly Period Ended March 31, 2007

Results of Operations, page 7

11.   Please eliminate the discussion of results based on "cash basis net income." Such a discussion is considered a non-GAAP financial measure and is not considered appropriate. Your attention is directed to Item 10(h) of Regulation S-B. Please revise your document accordingly, or tell us why you feel such revision is unnecessary.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief